Filer: The Profit Recovery Group International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000


                                       PRG
                           ANSWERS BEYOND THE NUMBERS

Disclaimer
----------

The information contained herein is a presentation prepared as of July 26, 2001. This document is made available solely as a historical record, and the information contained herein is subject to change, completion or amendment without notice. The delivery of this document at any time subsequent to July 26, 2001 shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in our affairs since July 26, 2001. We specifically disclaim any obligation to update the information contained herein.

Forward Looking Statements
--------------------------

Statements made in this document which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) our announced divestitures may require a longer time to accomplish than we anticipate, or may not be consummated at all, and we may incur additional losses if, upon disposal, we do not receive the prices we anticipate for such businesses and may incur unanticipated further charges as a result of our divestiture initiatives, (ii) the announced intention to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (iii) we may not achieve anticipated expense savings, (iv) our past and future investments in technology and e-commerce may not benefit our business, (v) our Accounts Payable and French Taxation Services businesses may not grow as expected, (vi) our international expansion may prove unprofitable and (vii), we may not be able to successfully complete the acquisition of Howard Schultz and Associates or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of Howard Schultz and Associates is not completed, the Company will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect our business include (i) our ability to effectively manage our business during the divestitures and our business integration with Howard Schultz and Associates, (ii) the possibility of an adverse judgment in pending securities litigation, (iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition, (v) the effect of strikes, (vi) future weakness in the currencies of countries in which we transact business, (vii) changes in economic cycles,
(viii) competition from other companies, (ix) the effect of bankruptcies of our larger clients, (x) changes in governmental regulations applicable to us, and other risk factors, detailed in our Securities and Exchange Commission filings, including the Company's Form 10-K filed March 27, 2001. The Company disclaims any obligation or duty to update or modify these forward-looking statements.

PRG and HS&A will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie H. Kratcoski, Director, Investor Relations, PRG International, Inc., 2300 Windy Ridge Parkway, Suite 100N, Atlanta, GA 30339, or by telephone at 770-779-3900.

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

What We Do
----------

PRG provides recovery audit services to leading corporations and institutions on a worldwide basis. With industry experts and proprietary technology, we mine clients' accounts payable data to prevent or recover losses due to overpayments or under-deductions, and we share in the gain with our clients.

                                    [graphic]

Investment Rationale
--------------------

- Strong Growth Opportunities in Accounts Payable.
         - Large Untapped Market Potential.
           - Commercial, International, Mid-Market.
         - Expand Opportunity in Existing Client Base.
         - Maximize Audit Effectiveness.
         - Leverage Technology.

- Planned Combination with Howard Schultz and Associates.
         - Complementary Strengths.
         - Significant Operating Synergies.

- Significant Portion of Recurring Revenue and Strong Cash Flow.

- Strategic Focus on Core Accounts Payable.

Who is PRG?
-----------

- Leading Worldwide Provider of Recovery Audit Services

- Headquartered in Atlanta, GA

- 2,500 Professionals Worldwide

- Over 2,500 Clients in 34 Countries

- Only Publicly-Traded Firm in Industry

[photos]

Revenues - Continuing Operations
--------------------------------

1996                    $85 million
1997                    $125 million
1998                    $207 million
1999                    $280 million
2000                    $297 million
2001E                   $320 million

Excludes Any Impact of Planned Acquisition of HS&A

EPS - Continuing Operations
---------------------------

1996                    $0.11
1997                    $0.30
1998                    $0.42
1999                    $0.48
2000                    $0.29
2001E                   $0.45 - Cost Reductions & Scale Efficiencies Resulting
                                in Margin Improvements


Prior to Non-Recurring Charges and Cumulative Effect of Accounting Change; 2001 Excludes Any Impact of Planned Acquisition of HS&A

Source of AP Errors
-------------------

Accounts Payable Process. . .


Description of chart as follows:

     arrows from POST AUDIT FIRM to BUYING and ACCOUNTS PAYABLE arrows from BUYING to VENDOR, WAREHOUSE & STORES, and INFORMATION SYSTEMS

     arrows from ACCOUNTS PAYABLE to VENDOR, WAREHOUSE & STORES, and INFORMATION SYSTEMS

     arrows from VENDOR, WAREHOUSE & STORES, and INFORMATION SYSTEMS to ACCOUNTS PAYABLE

     arrows from VENDOR to WAREHOUSE & STORES

     arrows from WAREHOUSE & STORES to VENDOR

     arrows from VENDOR to INFORMATION SYSTEMS

     arrows from WAREHOUSE & STORES to VENDOR


                        Buying
                                                Vendor

Post Audit                                      Warehoulse
   Firm                                         & Stores


                                                Information
                        Accounts                Systems
                        Payable

 . . . A veritable gold mine for recovering lost profits.

Basic Recovery Methodology
--------------------------

PRG & Client determine criteria for
Review

PRG Retrieves & Processes Data
(Electronic & Paper)

Review for Identification of
Recoveries

Review recoveries with Client

Communication / Verification with
Supplier or Vendor

Deduction by Client or Payment to
Client

PRG Invoices Client Contractual
Percentage


[photos]

Significant   trends  have  created  new  areas  of  complexity   which  provide
opportunity for PRG.
--------------------------------------------------------------------------------

Consolidation       Greater number of  transactions  that can stretch the limits of IT capacity and processing power.

EDI Extending the scope of business threatens input accuracy and integrity of data.

Dynamic buying      Price   volatility,   multiple  sourcing  options  and  high
environment         transaction volume.

Global              Increased  complexity demands higher levels of thoroughness,
Transactions        professionalism and security.

New Procurement     Increased use of Web provides natural  extension of existing
Technologies        core business and EDI, creating new market opportunities and greater efficiencies in service delivery.

                                       PRG
                           Answers beyond the Numbers

                              Strategic Realignment

Strategic Realignment
---------------------

- Announced January 31, 2001; designed to enhance financial position and clarify strategy.

-    Refocus on core Accounts Payable business.

-    Planned   divestiture   of  Meridian  VAT  Reclaim,   Logistics   Division,
     Communications Division, and Ship & Debit Business.

-    Reduce bank debt with proceeds.

-    Achieve cost-savings through reductions in corporate overhead.

-    Refocus investments on Accounts Payable.

Rationale
---------

-    Accounts Payable is core competency of PRG.

-    History of success in Accounts Payable arena.

- Tremendous growth potential identified in Accounts Payable, both in the US and internationally.

-    Previous strategy of "single source solution" too costly to implement.

Planned Divestitures
--------------------

Accounts Payable
- U.S. Retail
- U.S. Commercial
- Revenue Recovery (planned divestiture)
- International


Taxation
- Groupe Alma (exploring strategic alternatives)
- Meridian (planned divestiture)


Logistics (planned divestiture)


Communications (planned divestiture)

                                       PRG
                           Answers beyond the Numbers

                              Strategic Growth Plan

PRG Strategy
------------

Focus on Accounts Payable recovery services, leveraging our people, audit expertise, best practices and robust technology to drive profitable growth for PRG.

We will maximize recoveries for our clients, improve the transaction process for our clients, and share our accumulated knowledge with our clients in the US and in key global markets.

Strategy Components
-------------------

Acquire the rights clients with
the right service model

Enhance Existing Opportunity

Maximize Audit Effectiveness

Align Infrastructure and Costs

Key Strategic Growth Initiatives
--------------------------------

-    Align  service  levels  to  meet  client  needs  while  maximizing   profit
     potential.

- Maximize audit effectiveness by deploying best practices and focused business analysis across audit teams.

-    Increase investment in highest-potential international markets.

- Employ a linked sales and operations approach to drive profitable new client acquisition and expand profitable growth in existing ones.

- Focus technology development to enable most effective and profitable service delivery.

Opportunity of Full-Scope Audit
-------------------------------

                                     Current Broad-Scope Recoveries
                                     Percent of Revenue

Telecom Provider A                   0.05%

Telecom Provider B                   0.035%

Electronic Components                0.025%

Aerospace Firm                       0.02%

Airline                              0.02%

Commercial Average = 0.01%

Case Study Electronic Components Supplier
-----------------------------------------

               Basic Recoveries


                                Annualized Basic Recoveries

FY96-98                        $1.5 million

FY99                           $2.0 million

FY00                           $0.5 million

Case Study Electronic Components Supplier
-----------------------------------------

Basic and Broad - Scope Recoveries

                 Annualized Basic Recoveries   Annualized Broad-Scope       Total
                                               Recoveries

FY96-98          $1.5 million                  $0.73 million                $2.23 million

FY99             $2.0 million                  $0.98 million                $2.98 million

FY00             $0.5 million                  $2.72 million                $3.22 million

                                       PRG
                           Answers beyond the numbers

                               Planned Combination
                        with Howard Schultz & Associates

Transaction Summary
-------------------

- Approximately 14.6 million shares issued and assumption of vested "in-the-money" stock options equal to approximately 0.5 million additional shares of PRG stock for purposes of calculating fully diluted EPS, based on 7/25/01 closing price of $10.51. Transaction value of approximately $158.7 million.

-    Assumption of approximately $32-37 million in debt.

- PRG expects to assume or incur approximately $13-14 million in additional debt to acquire HS&A UK and German licensees.

- Subject to finalization of definitive agreement, approval of both companies shareholders, approval of PRG's bank syndicate including modifications of credit agreement, and customary regulatory approvals.

- Following closing, expected in Q4 2001, current PRG shareholders will own approximately 77% of combined company, while HS&A and affiliates will own approximately 23%.

Howard Schultz and Associates
-----------------------------

-    Founder of AP recovery audit services industry.

-    Serves primarily retailers, wholesalers & distributors.

-    Pay-for-performance model.

-    Approximately 1,000 associates in 17 countries.

- 2001 revenues of approximately $170 million (or 35% of planned combined company) and pre-tax margin of 3-4%, excluding non-recurring charges.

Strategic Rationale
-------------------

-    Mirrors consolidation and globalization trends in industries served.

- Consistent with PRG's strategy; initiatives are applicable to combined organization.

-    Complementary skill sets.

     - HS&A brings added expertise in certain audit practices (DSD), strong relationships, skilled auditors, and international strength in UK.

- Businesses mirror each other; allows opportunity for significant operating synergies.

Financial Implications
----------------------

- Significant operating synergies estimated at $15 million on annualized basis following 12-18 month post-close transition period.

     -    Elimination of duplicate positions and facilities.

     -    Consolidation of technology expenditures.

     -    Alignment of cost structures.

-    One-time charges to integrate currently estimated at up to $10 million.

-    Expected to be modestly accretive in 2002, excluding one-time charges.

- Combined company capable of generating annualized revenue and earnings growth of 15% and 20%, respectively, with EBITDA margins over 20%, following transition.

                                       PRG
                           Answers beyond the numbers

                                     Outlook

2001 Second-Half Outlook
------------------------

- Revenue Growth of 15% in Second Half Over Prior Year; Accounts Payable Revenue Growth of 18%.

-    Earnings Per Diluted Share of $0.41-$0.42 in Second Half.

- Reconfirm Full-Year EPS in Lower-end of $0.45 - $0.50 Range, Excluding One-time charges.


Excludes Any Impact of Planned Acquisiton of HS&A

Investment Rationale
--------------------

-    Strong Growth Opportunities in Accounts Payable.
     -    Large Untapped Market Potential.
          -    Commercial, International, Mid-Market.
     -    Expand Opportunity in Existing Client Base.
     -    Maximize Audit Effectiveness.
     -    Leverage Technology.

-    Planned Combination with Howard Schultz and Associates.
     -    Complementary Strengths.
     -    Significant Operating Synergies.

-    Significant Portion of Recurring Revenue and Strong Cash Flow.

-    Strategic Focus on Core Accounts Payable.